  Exhibit 99.1

May 3, 2019	News Release 19-09

Annual General and Special Meeting Voting Results

Vancouver, British Columbia May 3, 2019; Pretium Resources Inc. (TSX/NYSE:PVG) (“Pretivm” or the “Company”) announces the voting results from its Annual General and Special Meeting of Shareholders held on May 2, 2019 (the “Meeting”).

A total of 119,756,496 (65.01%) of Pretivm’s common shares were represented at the meeting.

The seven nominees listed in the management information circular with respect to the Meeting were elected as directors of Pretivm. Detailed results of the vote for the election of directors are set out below:

Number of Directors

Setting the number of Directors at seven:

Votes for	% For	Votes Against	% Against
97,649,653	99.63%	362,805	0.37%

Election of Directors

Nominee	Votes for	% For	Votes Withheld	% Withheld
Robert A. Quartermain Joseph J. Ovsenek George Paspalas Peter Birkey David Smith Faheem Tejani Robin Bienenstock	84,120,127 97,435,793 93,750,724 84,641,139 94,430,985 97,018,542 94,638,017	85.83% 99.41% 95.65% 86.36% 96.35% 98.99% 96.56%	13,892,331 576,665 4,261,734 13,371,319 3,581,473 993,916 3,374,441	14.17% 0.59% 4.35% 13.64% 3.65% 1.01% 3.44%

Voting results with respect to the other matters at the Meeting, including approving the appointment of auditor, the Company’s Incentive Stock Option Plan and Restricted Share Unit Plan, and the amendments thereto, amendments to the Company’s Articles and Notice of Articles, and an advisory resolution on executive compensation were as follows:

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Appointment of Auditor

The appointment of PricewaterhouseCoopers LLP, Chartered Professional Accountants, as the Company’s auditor and authorizing the directors to fix the auditor’s remuneration:

Votes for	% For	Votes Withheld	% Withheld
118,987,632	99.37%	757,664	0.63%

Incentive Stock Option Plan

To authorize and approve the Company’s Incentive Stock Option Plan, including amendments thereto, and the unallocated options issuable thereunder:

Votes for	% For	Votes Against	% Against
93,209,325	95.10%	4,803,133	4.90%

Restricted Share Unit Plan

To authorize and approve the Company’s Restricted Share Unit Plan, including amendments thereto, and the unallocated units issuable thereunder:

Votes for	% For	Votes Against	% Against
94,837,305	96.76%	3,175,153	3.24%

Amendment to Articles and Notice of Articles

To authorize and approve the amendments to the Articles and, as applicable, Notice of Articles, of the Company to increase the quorum requirement for meetings of shareholders and to delete preferred shares from the Company’s share capital:

Votes for	% For	Votes Against	% Against
94,727,549	96.65%	3,284,909	3.35%

Say on Pay Advisory Vote

To authorize and approve a non-binding resolution accepting the Company’s approach to executive compensation:

Votes for	% For	Votes Against	% Against
75,195,117	76.72%	22,817,341	23.28%

About Pretivm

Pretivm is a low-cost intermediate gold producer with the high-grade gold underground Brucejack Mine.

For further information contact:

Joseph Ovsenek	Troy Shultz
President & CEO	Manager, Investor Relations &
Corporate Communications

Pretium Resources Inc.
Suite 2300, Four Bentall Centre, 1055 Dunsmuir Street
PO Box 49334 Vancouver, BC V7X 1L4
(604) 558-1784
invest@pretivm.com
(SEDAR filings: Pretium Resources Inc.)

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